04019034

CHANGE COMMISSION
, D.C. 20549
FACING PAGE

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

| SEC FILE |
|---|
| 8-53609 |

REPORT FOR THE BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Peraza Capital and Investments, LLC**

| OFFICIAL USE ONLY |
|---|
| |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**224 Aranda St NE**
(No. and Street)

| **St. Petersburg** | **Florida** | **33704** |
|---|---|---|
| (City) | (State) | (Zip Code) |

RECEIVED APR 19 2004 PROCESSING SECTION 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Sam Lewis** **(727) 822-5010**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

**Dowell & Perez, P.A.**

| **201 East Kennedy Blvd; Suite 1950** | **Tampa** | **Florida** | **33602** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

| **FOR OFFICIAL USE ONLY** |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

## Oath or Affirmation

I, SAM LEWIS, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statementS and supporting schedule pertaining to the firm of PERAZA CAPITAL AND INVESTMENTS, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Subscribed and sworn
to before me this
13 day of April 2004

Agnes McCarthy
Agnes McCarthy
Notary Public

Agnes A. McCarthy
Commission # DD 074868
Expires Dec. 25, 2005
Bonded Thru
Atlantic Bonding Co., Inc

This report* contains (check all applicable boxes)

| | | |
|---|---|---|
| [x] | (a) | Facing page. |
| [x] | (b) | Statement of financial condition. |
| [x] | (c) | Statement of income (loss). |
| [x] | (d) | Statement of cash flows. |
| [x] | (e) | Statement of changes in member's equity or partners' or sole proprietor's capital. |
| [ ] | (f) | Statement of changes in liabilities subordinated to claims of general creditors. |
| [x] | (g) | Computation of net capital for brokers and dealers pursuant to Rule 15c3-1. |
| [ ] | (h) | Computation for determination of reserve requirements pursuant to Rule 15c3-3. |
| [ ] | (i) | Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3. |
| [x] | (j) | A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3. |
| [ ] | (k) | A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation. |
| [x] | (l) | An oath or affirmation. |
| [ ] | (m) | A copy of the SIPC supplemental report. |
| [ ] | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| [x] | (o) | Independent auditor's report on internal accounting control. † |
| [ ] | (p) | Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5. |

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PERAZA CAPITAL AND INVESTMENTS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2003

DOWELL &
PEREZ, P.A.

## REPORT OF INDEPENDENT ACCOUNTANTS

April 13, 2004

Board of Directors
Peraza Capital and Investments, LLC

We have audited the accompanying statement of financial condition of Peraza Capital and Investments, LLC, (the Company) as of December 31, 2003, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peraza Capital and Investments, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dowell & Perez, P.A.

Certified Public Accountants

201 EAST KENNEDY BLVD. · SUITE 1950 · TAMPA, FL 33602 · PH: 813.221.2411 · FX: 813.221.2711 · WWW.DOWELLPEREZ.COM

PERAZA CAPITAL AND INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECMEBER 31, 2003

ASSETS

| | | |
|---|---|---|
| Cash | $ | 10,614 |
| Deposits with clearing organizations | | 50,000 |
| Receivable from broker-dealers and clearing organizations | | 117,321 |
| Member advances | | 57,866 |
| Securities owned | | 14,299 |
| Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $28,500 | | 20,096 |
| Other assets | | 350 |
| | $ | 270,546 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 46,415 |
| Payable to broker-dealers and clearing organizations | | 1,984 |
| | | 48,399 |
| Commitments and contingencies | | |
| Member's equity | | 222,147 |
| | $ | 270,546 |

The accompanying Notes to Financial Statements
are an integral part of these financial statements.

PERAZA CAPITAL AND INVESTMENTS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Revenues | $ 628,218 |
| | |
| Expenses | |
| Compensation and benefits | 329,377 |
| Management fees | 180,000 |
| Exchange and clearance fees | 36,593 |
| License and registration | 30,532 |
| Interest | 27,788 |
| Professional services | 23,265 |
| Office expense | 19,115 |
| Depreciation | 15,000 |
| Other expenses | 4,783 |
| | 666,453 |
| | |
| Net loss | $ (38,235) |

The accompanying Notes to Financial Statements
are an integral part of these financial statements.

# PERAZA CAPITAL AND INVESTMENTS, LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | Paid-in capital | Accumulated deficit | Total member's equity |
|---|---|---|---|
| Balance, December 31, 2002 | $ 1,158,433 | $ (960,588) | $ 197,845 |
| Capital contributions | 301,868 | | 301,868 |
| Distributions | (239,331) | | (239,331) |
| Net loss | | (38,235) | (38,235) |
| Balance, December 31, 2003 | $ 1,220,970 | $ (998,823) | $ 222,147 |

The accompanying Notes to Financial Statements
are an integral part of these financial statements.

PERAZA CAPITAL AND INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (38,235) |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation | | 15,000 |
| (Increase) decrease in operating assets: | | |
| Net receivable from broker-dealers and clearing organizations | | (88,260) |
| Accounts receivable | | (57,866) |
| Securities owned | | (14,299) |
| Other assets | | 738 |
| Decrease in operating liabilities: | | |
| Accounts payable and accrued expenses | | (31,829) |
| Net cash used in operating activities | | (214,751) |
| Cash flows from financing activities: | | |
| Capital contributions | | 301,868 |
| Distributions | | (239,331) |
| Net cash from financing activities | | 62,537 |
| Decrease in cash | | (152,214) |
| Cash at beginning of period | | 162,828 |
| Cash at end of the year | $ | 10,614 |

The accompanying Notes to Financial Statements are an integral part of these financial statements.

PERAZA CAPITAL AND INVESTMENTS, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Note 1 - Business and history:

Peraza Capital and Investments, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was approved by the NASD to conduct business as a broker-dealer effective May 22, 2002. The Company is wholly-owned by SMP Capital Holdings, Inc. ("Parent").

## Note 2 - Summary of significant accounting policies:

### Basis of presentation

The financial statements are prepared on the accrual basis of accounting. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

### Securities transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

### Resale and repurchase agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company and subsidiaries to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities-lending activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income taxes

The accompanying financial statements do not reflect any tax provision as the Company is a Limited Liability Company. All tax consequences of the Company are recognized by the Parent.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three years.

Statement of cash flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

## Note 3 - Receivable from and payable to broker-dealers and clearing organizations:

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis. Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003, were $117,321 and $1,984, respectively.

## Note 4 - Loans:

There were no significant margin loans by the Company or customers of the Company at December 31, 2003.

## Note 5 – Concentrations of credit risk:

The Company engages in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## Note 6 - Commitments and contingent liabilities:

The Company has a management agreement with the Parent that expires September 30, 2004 and provides for a monthly fee payable to the Parent of $15,000. Under the terms of the agreement, the Parent paid and managed all expenses related to the daily operations of the Company. The Company is directly liable only for annual audit fees, registration fees, costs related to the Company's fidelity bond and payroll costs. If the management fee caused the Company to violate the provisions of the net capital rule as discussed in Note 7, then under the terms of the agreement, the Parent would waive the monthly fee as necessary.

## Note 7 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $143,096 which was $93,096 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital at December 31, 2003 was approximately .4 to 1.

DOWELL & PEREZ, P.A.

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

April 13, 2004

Board of Directors
Peraza Capital and Investments, LLC

We have audited the accompanying financial statements of Peraza Capital and Investments, LLC as of and for year ended December 31, 2003, and have issued our report thereon dated April 13, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dowell & Perez, P.A.
Certified Public Accountants

201 EAST KENNEDY BLVD. · SUITE 1950 · TAMPA, FL 33602 · PH: 813.221.2411 · FX: 813.221.2711 · WWW.DOWELLPEREZ.COM

SCHEDULE I

PERAZA CAPITAL AND INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

| | | |
|---|---|---|
| Net Capital | $ | 222,147 |
| Less nonallowable assets | | |
| Member advances | | 57,866 |
| Furniture and equipment | | 20,096 |
| Other assets | | 350 |
| Net Capital before haircuts on securities positions | | 143,835 |
| Less haircut on government securities | | 739 |
| Net Capital | $ | 143,096 |
| | | |
| Aggregate Indebtedness | | |
| Accounts payable and accrued expenses | $ | 46,415 |
| Payable to broker-dealers and clearing organizations | | 1,984 |
| | $ | 48,399 |
| | | |
| Computation of basic net capital requirement | | |
| Net Capital per above | $ | 143,096 |
| Minimun net capital required | | 50,000 |
| Excess net capital | $ | 93,096 |
| | | |
| Ratio: Aggregate indebtedness to net capital | | 0.338 |
| | | |
| Reconciliation with Company's computation as included in Part II of Form X-17A-5 as of December 31, 2003 | | |
| Net Capital, as reported in Company's Part II Focus report | | 158,156 |
| Accrued expenses not reported | | (15,060) |
| Net Capital per above | $ | 143,096 |

The accompanying Notes to Financial Statements
are an integral part of these financial statements.

DOWELL & PEREZ, P.A.

## REPORT OF INDEPENDENT ACCOUNTANTS

April 13, 2004

Board of Directors
Peraza Capital and Investments, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Peraza Capital and Investments, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dowell & Perry, P.A.

Certified Public Accountants